UNITED STATES SECURITIES AND EXCHANGE
COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the Month of February 2020

(Commission File.  No. 000-30718).

SIERRA WIRELESS, INC.
(Translation of registrant’s name in English)

13811 Wireless Way
Richmond, British Columbia, Canada V6V 3A4
(Address of principal executive offices and zip code)

Registrant’s Telephone Number, including area code: 604-231-1100

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F	☐	40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes:	☐	No:	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes:	☐	No:	☒

Sierra Wireless Launches Ready-to-Connect RC Series of Modules to Simplify and Accelerate IoT Deployment

Sierra Wireless Ready-to-Connect Module and Connectivity Bundles Lower TCO up to 40% and Enable OEMs and Service Providers to Instantly Connect Devices Anywhere in the World

VANCOUVER, British Columbia--(BUSINESS WIRE)--February 12, 2020--Sierra Wireless (NASDAQ: SWIR) (TSX: SW), the leading IoT solutions provider that combines devices, network services and software to unlock value in the connected economy, today announced the Ready-to-Connect RC Series of embedded modules to simplify IoT development, reduce costs and accelerate time to market. The RC Series modules deliver all of the key elements needed for an IoT application—cellular module, integrated SIM that’s pre-connected to global mobile networks, IoT management platform and end-to-end security—in one integrated bundle that reduces total cost of ownership (TCO) by up to 40 percent.

Ross Gray, VP, Product Management, Sierra Wireless said: “Sierra Wireless has removed the integration and management complexity that stalls many IoT initiatives. Our RC Series allows companies to instantly connect their deployments anywhere in the world to our global network with best-in-class reliability and security. Our unique device-to-cloud bundled solutions will dramatically reduce total costs for customers, while allowing them to focus on their core business, rather than IoT deployment complexities.”

The RC Series modules integrate best-in-class connectivity, expanded smart edge processing options and end-to-end security. Sierra Wireless will offer a variety of bundled module and connectivity subscription services for different IoT applications, including an LTE Cat-4 solution ideal for industrial gateways, public safety, and enterprise applications, and an LTE Cat-1 solution ideal for transportation, fleet management, and access security applications. Similar to Sierra Wireless’ industry leading HL and WP Series, the RC Series will feature multiple air interfaces, including future LPWA modules. Monthly connectivity subscription plans for all RC Series module bundles can be tailored to meet the exact needs of specific use cases.

Simplifying IoT Deployment and Operations
Like any module from Sierra Wireless, RC Series modules simplify operations with a single management platform and point of accountability for device and network troubleshooting, anywhere in the world. A built-in smart SIM eliminates the need for managing and provisioning external SIMs, while providing the best coverage available in any given region, with 99.9% service guarantee. Customers can easily optimize connectivity consumption, manage subscriptions and ensure edge devices are always up-to-date and secure using Sierra Wireless’ cloud and device management platform.

Industry’s Lowest TCO with Ready-to-Connect Modules
Sierra Wireless Ready-to-Connect modules provide the industry’s lowest TCO for OEMs and system integrators. By reducing IoT management costs and eliminating SIM logistics and truck rolls to resolve connectivity issues, Ready-to-Connect bundles reduce TCO by up to 40 percent*, compared to other available embedded modules. Customers can work with one vendor for their IoT infrastructure and avoid the complex pairing of multiple components that can lead to security vulnerabilities.

Faster, Future-Proof Development
Built on the Sierra Wireless CF3® (Common Flexible Form Factor) design, the RC Series is the only module platform IoT developers need to connect their devices with expanded edge processing options in addition to essential connectivity options. Customers currently using Sierra Wireless’ HL Series modules for essential connectivity and WP Series for additional edge processing can easily migrate to the RC Series and accelerate time-to-market by up to six months.

End-to-End Security
The Ready-to-Connect RC Series provides best-in-class security through the integrated, secure Sierra Wireless Core Network and AirVantage® IoT platform, complemented by a tamper-proof embedded SIM. Sierra Wireless adheres to best-in-class device, network and cloud security practices and the modules feature built-in secure boot, secure firmware upgrades, and secret key rotation over the air to keep data and deployments secure. Sierra Wireless’ resilient network infrastructure includes private network options with 24/7 monitoring to provide an end-to-end secure data stream from the device to the cloud.

*Based on Sierra Wireless’ analysis. Customer results may vary. For more information, visit https://www.sierrawireless.com/products-and-solutions/sims-connectivity-and-cloud-services/iot-sim/readytoconnect/.

Availability
The RC Series essential Cat-1 and Cat-4 versions for deploying in North America (RC7611-1, RC7611) and EMEA (RC7620-1, RC7620) will be available early 2020, with LPWA (Cat-M1 and Cat-NB1), smart versions (with edge processing), and other regional variants rolling out in the future. For more information about the RC Series, visit: https://www.sierrawireless.com/products-and-solutions/embedded-solutions/iot-modules/.

To contact the Sierra Wireless Sales Desk, call +1 877-687-7795 or visit http://www.sierrawireless.com/sales.

Note to editors:
To view and download images of Sierra Wireless products, visit http://www.sierrawireless.com/newsroom/productimages.aspx.

About Sierra Wireless
Sierra Wireless (NASDAQ: SWIR) (TSX: SW) is the leading IoT solutions provider that combines devices, network services and software to unlock value in the connected economy. Companies globally are adopting IoT to improve operational efficiency, create better customer experiences, improve their business models and create new revenue streams. Whether it is an integrated solution to help a business securely connect edge devices to the cloud, or a software/API service to help manage processes associated with billions of connected assets, or a platform to extract real-time data to make the best business decisions, Sierra Wireless will work with you to develop the right industry-specific solution for your next IoT endeavor. Sierra Wireless has more than 1,300 employees globally and operates R&D centers in North America, Europe and Asia. For more information, visit www.sierrawireless.com.

Connect with Sierra Wireless on the IoT Blog at http://www.sierrawireless.com/iot-blog, on Twitter at @SierraWireless, on LinkedIn at http://www.linkedin.com/company/sierra-wireless and on YouTube at http://www.youtube.com/SierraWireless.

“Sierra Wireless”, AirVantage” and “CF3” are registered trademarks of Sierra Wireless. Other product or service names mentioned herein may be the trademarks of their respective owners.

Forward Looking Statements
This press release contains forward-looking statements that involve risks and uncertainties. These forward-looking statements relate to, among other things, plans and timing for the introduction or enhancement of our services and products, statements about future market conditions, supply conditions, channel and end customer demand conditions, revenues, gross margins, operating expenses, profits, and other expectations, intentions, and plans contained in this press release that are not historical fact. Our expectations regarding future revenues and earnings depend in part upon our ability to successfully develop, manufacture, and supply products that we do not produce today and that meet defined specifications. When used in this press release, the words "plan", "expect", "believe", and similar expressions generally identify forward-looking statements. These statements reflect our current expectations. They are subject to a number of risks and uncertainties, including, but not limited to, changes in technology and changes in the wireless data communications market. In light of the many risks and uncertainties surrounding the wireless data communications market, you should understand that we cannot assure you that the forward-looking statements contained in this press release will be realized.

Contacts

Kim Homeniuk
Sierra Wireless
Media Relations
phone: +1 604 233 8028
pr@sierrawireless.com

David Climie
Sierra Wireless
Investor Relations
phone: +1 604 321 1137
dclimie@sierrawireless.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sierra Wireless, Inc.

	By:	/s/ David G. McLennan

David G. McLennan, Chief Financial Officer and Secretary

Date: February 12, 2020